FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Cosan Limited Condensed Consolidated Financial Statements for the three-month periods ended June 30, 2009 and July 31, 2008
2.	Cosan S.A. Indústria e Comércio Condensed Consolidated Financial Statements for the three-month periods ended June 30, 2009 and July 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 25, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

Item 1

Cosan Limited

Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2009 and July 31, 2008

COSAN LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of June 30, 2009, the related condensed consolidated statements of operations and cash flows for the three-month periods ended June 30, 2009 and July 31, 2008 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the three-month period ended June 30, 2009. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of March 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the eleven-month period then ended not presented herein and in our report dated June 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, August 20, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
June 30, 2009 and March 31, 2009
(In thousands of U.S. dollars, except share data)

	(Unaudited) June 30, 2009	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	676,260	508,784
Restricted cash	20,540	5,078
Derivative financial instruments	44,369	7,352
Trade accounts receivable, less allowances: June 30, 2009 – $29,935; March 31, 2009 – $21,241	300,080	258,863
Inventories	589,220	477,792
Advances to suppliers	200,813	88,991
Taxes recoverable	153,231	114,641
Other current assets	69,003	65,956
	2,053,516	1,527,457

Property, plant, and equipment, net	3,178,056	2,271,828
Goodwill	1,464,157	888,793
Intangible assets, net	240,460	230,741
Accounts receivable from Federal Government	167,267	139,700
Judicial deposits	90,743	73,975
Other non-current assets	400,929	288,608
	5,541,612	3,893,645
Total assets	7,595,128	5,421,102

2

	(Unaudited) June 30, 2009	March 31, 2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	339,804	197,220
Taxes payable	92,939	69,042
Salaries payable	78,040	40,237
Current portion of long-term debt	582,896	781,664
Derivative financial instruments	50,653	28,894
Other liabilities	87,140	47,641
	1,231,472	1,164,698
Long-term liabilities:
Long-term debt	2,249,140	1,251,095
Estimated liability for legal proceedings and labor claims	607,547	497,648
Taxes payable	184,651	151,476
Deferred income taxes	83,980	40,377
Other long-term liabilities	213,175	175,043
	3,338,493	2,115,639

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,964,722	1,926,733
Accumulated other comprehensive loss	(13,117)	(243,607)
Retained earnings (accumulated losses)	33,026	(89,595)
Equity attributable to shareholders of Cosan Ltd	1,987,337	1,596,237
Equity attributable to noncontrolling interests	1,037,826	544,528
Total shareholders’ equity	3,025,163	2,140,765
Total liabilities and shareholders’ equity	7,595,128	5,421,102

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Three-month periods ended June 30, 2009 and July 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	June 30, 2009	July 31, 2008
Net sales	1,720,270	394,022
Cost of goods sold	(1,561,430)	(398,937)
Gross profit (loss)	158,840	(4,915)
Selling expenses	(102,072)	(53,024)
General and administrative expenses	(7,903)	(36,278)
Operating income (loss)	48,865	(94,217)
Other income (expenses):
Financial income	153,262	70,880
Financial expenses	62,472	(44,351)
Other	(7,927)	(3,503)

Income (loss) before income taxes and equity in income (loss) of affiliates	256,672	(71,191)
Income taxes (expense) benefit	(76,543)	23,153

Income (loss) before equity in income of affiliates	180,129	(48,038)
Equity in income (loss) of affiliates	(1,713)	99

Net income (loss)	178,416	(47,939)
Less net loss (income) attributable to noncontrolling interests	(55,795)	18,623
Net income (loss) attributable to Cosan Ltd	122,621	(29,316)

Per-share amounts attributable to Cosan Ltd
Earnings (loss) from continuing operations
Basic and diluted	0.50	(0.14)

Weighted number of shares outstanding
Basic and diluted	246,868,311	207,637,788

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statements of shareholders’ equity and comprehensive income
Three-month period ended June 30, 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total
Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	544,528	2,140,765

Acquisition of Teaçu	-	-	-	-	41,340	-	-	86,954	128,294
Issuance of subsidiary shares to non controlling interest	-	-	-	-	9,840	-	(1,735)	246,123	254,228
Acquisition of non-controlling interest in subsidiary	-	-	-	-	(14,324)	-	-	(9,273)	(23,597)
Stock compensation	-	-	-	-	1,133	-	-	582	1,715
Net income	-	-	-	-	-	122,621	-	55,801	178,422
Pension plan	-	-	-	-	-	-	(28)	(14)	(42)
Currency translation adjustment	-	-	-	-	-	-	232,253	113,125	345,378
Total comprehensive loss									523,758

Balances at June 30, 2009	174,355,341	96,332,044	1,743	963	1,964,722	33,026	(13,117)	1,037,826	3,025,163

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

Condensed consolidated statements of cash flows
Three-month period ended June 30, 2009 and July 31, 2008
(In thousands of U.S. dollars)
(Unaudited)

	June 30, 2009	July 31, 2008
Cash flow from operating activities:
Net (loss) income attributable to Cosan Limited	122,621	(29,316)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	99,330	112,283
Deferred income and social contribution taxes	66,627	(31,575)
Interest, monetary and exchange variation	(136,329)	(14,464)
Net loss (income) attributable to noncontrolling interests	55,795	(18,623)
Others	12,219	9,220
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	56,541	63,926
Inventories	88,423	(213,951)
Advances to suppliers	(38,804)	(16,815)
Taxes receivable	5,326	5,225
Trade accounts payable	24,065	90,101
Derivative financial instruments	(16,246)	11,340
Taxes payable	(29,270)	(7,948)
Other assets and liabilities, net	27,669	10,975
Net cash provided by (used in) operating activities	337,967	(29,622)

Cash flows from investing activities:
Restricted cash	(14,516)	109
Marketable securities	-	(202,401)
Cash received from sales of permanent assets	60,325	-
Acquisition of investment	(2,050)	-
Acquisition of property, plant and equipment	(226,994)	(169,295)
Acquisitions, net of cash acquired	32,045	-
Others	-	808
Net cash used in investing activities	(151,190)	(370,779)

Cash flows from financing activities:
Related parties	(62,184)	-
Additions of long-term debts	88,593	-
Payments of long-term debts	(69,222)	(39,844)
Net cash used in financing activities	(42,813)	(39,844)
Effect of exchange rate changes on cash and cash equivalents	23,512	458,126
Net increase (decrease) in cash and cash equivalents	167,476	17,881
Cash and cash equivalents at beginning of year	508,784	68,377
Cash and cash equivalents at end of year	676,260	86,258

Supplemental cash flow information
Cash paid during the year for:
Interest	22,063	34,709
Income tax	18,287	-

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, and the marketing and distribution of fuel and lubricants in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

7

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the outstanding shares of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition.  On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On July 17, 2008, the Board Director’s approved the modification of the end of fiscal year from April 30 to March 31 of each year. Therefore the income statement and cash flow information presented in these financial statements lack comparison to the prior period represented by the three-month period ended July 31, 2008.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). Pursuant to a subscription agreement, the parties have committed to an additional capital contribution equal to the U.S. dollar equivalent of the Brazilian real amounts initially contributed, which will be undertaken when the initial capital contribution is approximately 50% invested.

On April 09, 2009, the Company entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 3.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan S.A. sold its equity interest in Jacta Participações S.A. (“Jacta”), a distributor of aviation fuel that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$59,234 cash. The results of operations of Jacta were recorded in the fuel distribution segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain net of taxes of US$19,150.

8

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On June 18, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Nova América S.A. Agroenergia (“Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 3.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended June 30, 2009, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These Financial Statements should be read in conjunction with Cosan Ltd`s annual financial statements for the fiscal year ended March 31, 2009.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.9516=US$ 1.00 at June 30, 2009 and R$2.3152=US$1.00 at March 31, 2009.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 165, Subsequent Events, which established general accounting standards and disclosure for subsequent events. The Company adopted SFAS No. 165 during the quarter ended June 30, 2009. In accordance with SFAS No. 165, the Company has evaluated subsequent events through August 20, 2009, the date the financial statements were issued.

9

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	Recently issued accounting standards

Noncontrolling Interests

Effective April 1, 2009, the Company adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Noncontrolling Interests” in the accompanying condensed consolidated balance sheets and statement of changes in equity.

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the accompanying condensed consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by SFAS No. 160.

10

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

New Accounting Pronouncements

The following accounting standards have been issued, but as of June 30, 2009 are not yet effective for and have not been adopted by the Company:

SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS No. 166”)

In June 2009, the FASB issued SFAS No. 166, which removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. SFAS No. 166 also removes the exception from applying FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), to QSPEs. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for Cosan. The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”)

In June 2009, the FASB issued SFAS No. 167, which amends FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required under FASB Staff Position (“FSP”) FAS 140-4 and FIN 46(R), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.  The Company does not believe the adoption of FAS No. 166 will have a material impact on its financial statements.

11

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

New Accounting Pronouncements (Continued)

SFAS No. 168, FASB Codification and the Hierarchy of GAAP (“SFAS No. 168”)

In June 2009, the FASB issued SFAS No. 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative guidance recognized by the FASB. Under the Codification, all guidance carries an equal level of authority. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009, or the quarter ending September 30, 2009 for the Company.

3.	Acquisitions

a.	Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A. Indústria e Comércio, through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $150,501, which consisted of the following:

Cash	52,985
Common stock at estimated fair value	97,516
Total	150,501

12

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

a.	Teaçu Armazéns Gerais S.A. (Continued)

The fair value of the 90,736,131 common shares issued was provisionally determined at the acquisition date and is being reviewed by our advisors in order to finalize the purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of obtaining third-party valuations of certain intangible assets; thus, the provisional measurements of intangible assets, goodwill and deferred income tax assets are subject to change.

Description
Property, plant and equipment	40,224
Inventories	973
Other assets	29,012
Long-term debt including current installments	(18,780)
Trade accounts payable	(361)
Estimated liability for legal proceedings and labor claims	(976)
Other liabilities	(1,922)
Net assets acquired	48,170
Provisional purchase price, net of cash acquired	150,222
Goodwill	102,052

The provisional goodwill of $102,052 arising from the acquisition, which will be substantially deductible for tax purposes, consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu.  The provisional goodwill was assigned to the sugar segment.

The amounts of Teaçu’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the quarter ended July 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings
Actual from April 9, 2009 – June 30, 2009 (*)	8,217	1,713
Supplemental pro forma from May 1, 2008 – July 31, 2008	400,266	(30,768)

(*) Revenues and earning represent the full quarter ended June 30, 2009.

13

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

b.	Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 ordinary shares valued at $7.25 per share (market value at the acquisition date) and a total purchase price of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity.

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América.  These amounts are preliminary as third-party valuations of certain intangible assets, fixed assets and other assets and liabilities are currently in process.

Description
Property, plant and equipment	370,651
Noncontrolling interest in Novo Rumo	62,476
Inventories	63,572
Account receivables	62,377
Other assets	251,267
Long-term debt including current installments	(606,118)
Trade accounts payable	(81,563)
Related parties	(16,591)
Estimated liability for legal proceedings and labor claims	(7,009)
Taxes and contributions payable	(28,821)
Other liabilities	(66,155)
Net assets acquired	4,086
Purchase price, net of cash acquired	294,605
Goodwill	290,519

The provisional goodwill of $290,519 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the ethanol and sugar operations of Cosan S.A. and Nova America.  US$207,285 of the provisional goodwill was assigned to the sugar segment and US$83,234 was assigned to the ethanol segment.

14

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

b.	Curupay S.A. Participações (Continued)

The amounts of Nova America’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the quarter ended July 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings
Actual from June 18, 2009 – June 30, 2009	42,256	845
Supplemental pro forma from April 1, 2009 – June 30, 2009	1,813,213	117,418
Supplemental pro forma from May 1, 2008 – July 31, 2008	570,531	(41,022)

15

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Commodities derivatives
Future contracts:
Purchase Commitments	20,612	61	1,984	(4)
Sell commitments	132,578	182,943	(14,247)	4,163
Swap agreements	5,968	-	602	-

Options:
Purchased	133,936	-	14,826	-
Written	253,506	64,366	(35,100)	(2,906)

Foreign exchange derivatives
Forward contracts:
Purchase commitments	50,328	-	164	-
Sale commitments	725,318	184,653	2,319	(23,035)
Swap agreements	292,427	246,501	(1,306)	(2,949)

Future contracts:
Sale commitments	121,444	372,230	7,888	3,189

Options
Purchased	275,735	-	16,586	-

Total assets			44,369	7,352
Total liabilities			(50,653)	(28,894)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques.

16

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

5.	Inventories

	June 30, 2009	March 31, 2009
Finished goods:
Sugar	139,308	47,195
Ethanol	76,129	86,809
Lubricants	35,385	38,852
Fuel (Gasoline, Diesel and Ethanol)	79,636	74,582
Others	3,351	6,674
	333,809	254,112
Annual maintenance cost of growing crops	170,718	167,576
Others	84,693	56,104
	589,220	477,792

6.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	June 30, 2009	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	3.95%	255,246	215,572
	Corn price	12.50%	66	59
Senior notes due 2009	US Dollar	9.0%	36,422	37,386
Senior notes due 2017	US Dollar	7.0%	411,589	405,389
IFC	US Dollar	7.44%	50,637	49,362
Perpetual notes	US Dollar	8.25%	455,303	456,463
BNDES	TJLP	2.61%	184,521	99,561
Floating rate notes	Libor	2.8%	151,130	151,207
Promissory notes	DI	3.00%	613,941	501,888
Note export credit	DI	3.90%	175,869	-
Debentures	DI	3.30%	80,841	-
Credit Notes	DI	5.60%	111,092	-
Pre-payments	US Dollar	2.00%	62,171	-
Others	Various	Various	239,208	115,872
			2,828,036	2,032,759
Current liability			(582,896)	(781,664)
Long-term debt			2,249,140	1,251,095

17

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Long-term debt has the following scheduled maturities:

2011	839,558
2012	73,334
2013	54,798
2014	23,339
2015	24,313
2016	18,938
2017	418,434
2018 and thereafter	796,426
2,249,140

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of June 30, 2009 and March 31, 2009 amounted to US$91,717 and US$113,877, respectively, and are classified as Other non-current assets.

18

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, an indirect subsidiary of the Company, issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$613,941. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On June 25, 2009 the Company signed a Stand-by Facility, which extended the maturity date from November 12, 2009 to November 12, 2010. Management intends to pay US$161,150 before November 12, 2009.  Therefore, the remaining balance of US$452,791 was reclassified to long term debt as management intends to utilize the stand by facility to settle this remaining balance on a long-term basis.

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

19

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

- net debt/EBTIDA ratio must be less than 3.5 to 1;
- current asset/current liability ratio equal or higher than 1.3; and
- long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At June 30, 2009, Cosan was in compliance with all debt covenants.

7.	Related parties

	June 30, 2009	March 31, 2009
Cosan Combustíveis e Lubrificantes S.A.	-	-
Nova América S.A. - Agroenergia	-	13,123
Rezende Barbosa S.A. Administração e Participações	82,255	-
Vertical UK LLP	7,668	11,597
Others	7,068	-
	96,991	24,720
Current (*)	(18,508)	(24,720)
Noncurrent (*)	78,483	-
(*) included in other current and noncurrent assets or liabilities captions.

20

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

7.	Related parties (Continued)

	Consolidated
	04/01/09 a 06/30/09	05/01/08a 07/31/08
Transactions involving assets
Remittance of financial resources, net of receipts, credit assignments and advances	(38,781)	(25,308)
Sale of finished goods, materials and services (1)	146,986	44,843
Purchase of finished goods, materials and services (1)	(146,986)	(44,843)
Sale of finished goods, materials and services to related parties	35,386	18,747
Addition by incorporation	71,061	-
Financial income	-	-
	67,666	(6,561)

(1)	Consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The receivable from Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Nova América and intercompany loans at the interest rate equivalent to 100% of CDI.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith average maturity date of 30 days.
During the quarter Cosan S.A. executed lease contracts with Radar to formalize land leases that were already in existence, with an average lease term of 19 years. Total lease expense in the quarter was US$1,984.

8.	Estimated liability for legal proceedings and labor claims and commitments

	June 30, 2009	March 31, 2009
Tax contingencies	527,337	430,342
Civil and labor contingencies	80,210	67,306
	607,547	497,648

21

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to US$90,743 at June 30, 2009 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

The major tax contingencies as of June 30, 2009 and March 31, 2009 are described as follows:

	June 30 2009	March 31, 2009
Credit premium – IPI	139,988	116,256
PIS and Cofins	75,053	62,556
IPI credits	48,067	40,049
Contribution to IAA	43,894	36,672
IPI – Federal VAT	28,348	23,626
ICMS credits	24,508	19,966
Compensation with Finsocial	85,171	70,693
Other	82,308	60,524
	527,337	430,342

On May 27, 2009, the paragraph 1st and 3rd of Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company is evaluating its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins. Once the absence of errors or flaws in the ongoing demands is confirmed, the Company will revaluate the maintenance of the provision for the respective legal obligations in its financial statements.

22

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	June 30, 2009	March 31, 2009
IPI Premium Credit (RP 67/98)	81,524	68,039
Withholding Income Tax	83,521	69,730
ICMS – State VAT	92,065	77,052
IAA - Sugar and Ethanol Institute	37,692	31,610
IPI - Federal Value-added tax	71,724	32,683
INSS	1,076	795
PIS and COFINS	29,094	15,529
Civil and labor	119,600	94,599
Other	58,642	34,851
	574,938	424,888

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at June 30, 2009.

At June 30, 2009, these amounts totaled US$167,267 and US$20,072 (US$139,700 and US$16,764 at March 31, 2009), corresponding to related suit and lawyers’ fees, respectively.

23

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

9.	Income taxes

Cosan Ltd. is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Cosan S.A. and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2003. Additionally, Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2008.

Cosan accounts for unrecognized tax benefits in accordance with FASB Interpretation No. 48 Accounting for Uncertainly in Income Taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings,and labor claims, is as follows:

Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	952
Effect of foreign currency translation	10,060
Balance at June 30, 2009 (*)	65,007
(*) Recorded as taxes payable (non-current)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

10.	Shareholders’ equity

a.	Capital

As of June 30, 2009, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

24

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

10.	Shareholders’ equity (Continued)

As a result of the acquisition of Curupay through the issuance of 44,300,389 new common shares by Cosan S.A. (note 3), the Company recorded changes in ownership interest. The purpose of the following schedule is to disclose the effects of changes in Cosan Ltd.’s ownership interest in its subsidiary on Cosan S.A.’s equity

	Three- months period ended
	June 30,	July, 31
	2009	2008
Net income (loss) attributable to Cosan Ltd.	122,621	(29,316)
Transfers to the noncontrolling interest:
Increase in Cosan Ltd’s additional paid-in capital for sale of 44,300,389 Cosan S.A. common shares	9,840	-
Net transfers to noncontrolling interest	9,840	-

Change from net income attributable to Cosan Ltd and transfers to noncontrolling interest	132,461	(29,316)

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan S.A. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan S.A. for a monthly fee.  During the current period the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases.

During the three-month period ended June 30, 2009, the Company has amortized a gain of US$812 related to this sale-leaseback transaction.

25

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

12.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A.
related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

26

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

12.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.13	3.13
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	6.32	9.32

As of June 30, 2009, the amount of US$3,330 related to the unrecognized compensation cost related to stock options is expected to be recognized in 15 months. Cosan S.A. currently has 343,139 common shares in treasury.

As of June 30, 2009 there were 1,470,832 options outstanding with a weighted-average exercise price of US$3.13.

27

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Fair value measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

28

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at June 30, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	14,826	29,543	44,369
Total	14,826	29,543	44,369

Liabilities
Derivatives	35,100	15,553	50,653
Total	35,100	15,553	50,653

14.	Segment information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

29

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.	Segment information (Continued)

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol, lubricants and aviation fuel as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary of Cosan S.A.. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

30

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.	Segment information (Continued)

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	June 30, 2009	July 31, 2008
Net sales — Brazilian GAAP
Sugar	313,887	216,973
Ethanol	220,260	148,884
Fuel distribution	1,137,569	-
Others	47,716	27,941
Total	1,719,432	393,798

Reconciling items to U.S. GAAP
Sugar	1,026	224
Fuel distribution	(188)	-
Total	838	224
Total net sales	1,720,270	394,022

31

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.	Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	June 30, 2009	July 31, 2008
Segment operating income (loss) - Brazilian GAAP
Sugar	(1,631)	(59,413)
Ethanol	(1,201)	(40,768)
Fuel distribution	36,516	-
Others	(265)	(7,651)
Operating income (loss) — Brazilian GAAP	33,419	(107,832)

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	(10,242)	5,580
Ethanol	(7,541)	3,828
Fuel distribution	(998)	-
Others	(1,664)	718
	(20,445)	10,126

Other adjustments
Sugar	(4,917)	2,023
Ethanol	(3,619)	1,235
Fuel distribution	45,226	-
Others	(799)	231
Total sugar	(16,790)	(51,810)
Total ethanol	(12,361)	(35,705)
Fuel distribution	80,744	-
Total others	(2,728)	(6,702)
Operating income (loss) — U.S. GAAP	48,865	(94,217)

32

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b.	Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the three-month period ended June 30, 2009 and July 31, 2008 as a percentage of either domestic or international sales of sugar:

Market	Customer	June 30, 2009	July 31, 2008
International	Sucres et Denrées	33%	13%
	Cargill International S.A.	13%	-
	Coimex Trading Ltd	8%	4%
	Ceval International Limited	6%	-
	Fluxo - Cane Overseas Ltd	5%	34%
	Tate & Lyle International	5%	9%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the three-month period ended June 30, 2009 and July 31, 2008 as a percentage of either domestic or international sales of ethanol:

Market	Customer	June 30, 2009	July 31, 2008
International	Kolmar Petrochemicals	9%	-
	Morgan Stanley Capital Group Inc.	8%	9%
	Vertical UK LLP	7%	10%
	Sekab Biofuels & Chemicals	3%	3%
	Vitol Inc.	-	5%
	Bauche Energy S.A.	-	2%

Domestic	Shell Brasil Ltda.	18%	21%
	Petrobrás Distribuidora S.A.	13%	8%
	Euro Petróleo do Brasil Ltda.	8%	13%
	Cia Brasileira de Petróleo Ipiranga	7%	4%
	Alesat Combustíveis S.A.	5%	4%

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the three-month period ended June 30, 2009 as a percentage of either domestic or international sales of fuel distribution:

33

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b.	Sales by principal customers (Continued)

Fuel distribution

Market	Customer	June 30, 2009	July 31, 2008
Domestic	Tam Linhas Aéreas S.A.	2.2%	-
	All – América Latina Logística Malha Sul S.A.	2.0%	-
	Mime Distribuidora de Petróleo Ltda.	1.6%	-
	Auto Posto Túlio Ltda.	1.2%	-
	Posto Iccar Ltda.	0.6%	-

15.	Subsequent events

Capital increase at Cosan S.A.

In the meeting of the Board of Directors of Cosan S.A. held on July 15, 2009, the shareholders unanimously approved a capital increase by R$708 through the issuance of 224,819 new registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such option by the eligible executives, at the issuance price of R$3.15 by share, set on the terms of the stock option plan. In connection with the issuance of the new shares, the Cosan S.A.’s capital comprised 372,810,092 registered uncertificated common shares with no par value.

Senior Notes due in 2014

On August 4, 2009 the subsidiary CCL Finance Limited issued Senior Notes in the foreign market in accordance with “Regulations S and 144A” for US$350,000, which are subject to interest of 9.5% p.a. The notes are guaranteed by Cosan CL.

34

Item 2

Cosan S.A. Indústria e Comércio

Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2009 and July 31, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of June 30, 2008, the related condensed consolidated statements of operations and cash flows for the three-month periods ended June 30, 2009 and July 31, 2008 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the three-month period ended June 30, 2009. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the eleven-month period then ended not presented herein and in our report dated June 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, August 20, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated balance sheets
June 30, 2009 and March 31, 2009
(In thousands of U.S. dollars, except share data)

	(Unaudited) June 30,	March 31,
	2009	2009
Assets
Current assets:
Cash and cash equivalents	478,028	310,710
Restricted cash	20,540	5,078
Derivative financial instruments	44,369	7,352
Trade accounts receivable, less allowances: June 30, 2009 – $29,935; march 31, 2009 – $21,241	300,080	258,863
Inventories	589,221	477,793
Advances to suppliers	200,813	88,991
Recoverable taxes	153,231	114,641
Other current assets	69,003	62,145
	1,855,285	1,325,573

Property, plant, and equipment, net	3,022,421	2,114,188
Goodwill	1,379,628	803,270
Intangible assets, net	238,673	228,950
Accounts receivable from federal government	167,267	139,700
Judicial deposits	90,743	73,975
Other non-current assets	385,655	277,028
	5,284,388	3,637,111

Total assets	7,139,673	4,962,684

	(Unaudited) June 30,	March 31,
	2009	2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	339,594	197,009
Taxes payable	93,191	69,273
Salaries payable	78,040	40,237
Current portion of long-term debt	581,199	630,260
Derivative financial instruments	50,653	28,894
Other liabilities	87,412	47,946
	1,230,089	1,013,619

Long-term liabilities:
Long-term debt	2,095,704	1,246,994
Estimated liability for legal proceedings and labor claims	607,547	497,648
Taxes payable	182,731	149,621
Due to Cosan Limited	175,000	175,000
Deferred income taxes	83,980	40,377
Other long-term liabilities	154,985	116,429
	3,299,947	2,226,069

Shareholders’ equity
Cosan shareholders’ equity:
Common stock, no par value. Authorized 372,585,273 shares; issued and outstanding 372,585,273 in June 30, 2009 and 328,284,884 shares in March 31, 2009	2,115,294	1,945,741
Common stock warrants	25,273	25,273
Additional paid-in capital	352,890	167,610
Accumulated other comprehensive income (loss)	59,082	(280,888)
Treasury stock	(1,979)	(1,979)
Retained earnings (losses)	38,915	(146,099)
Equity attributable to shareholders of Cosan	2,589,475	1,709,658
Equity attributable to noncontrolling interests	20,162	13,338
Total shareholders’ equity	2,609,637	1,722,996
Total liabilities and shareholders' equity	7,139,673	4,962,684

See accompanying notes to condensed consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of operations
Three-month period ended June 30, 2009 and July 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	June 30,	July 31,
	2009	2008
Net sales	1,720,270	394,022
Cost of goods sold	(1,560,626)	(397,637)
Gross profit (loss)	159,644	(3,615)
Selling expenses	(102,072)	(53,024)
General and administrative expenses	(7,660)	(36,172)
Operating income (loss)	49,912	(92,811)
Other income (expenses):
Financial income	151,409	67,707
Financial expenses	66,133	(44,311)
Other	(7,921)	(3,503)
Income (loss) before income taxes and equity in income (loss) of affiliates	259,533	(72,918)
Income taxes benefit (expense)	(76,543)	23,153
Income (loss) before equity in income (loss) of affiliates	182,990	(49,765)
Equity income (loss) of affiliates	(1,713)	99

Net (loss) income	181,277	(49,666)
Less net loss attributable to noncontrolling interests	3,737	235
Net income (loss) attributable to Cosan	185,014	(49,431)

Per-share amounts attributable to Cosan
Net Income (loss)
Basic	0.58	(0.20)
Diluted	0.57	*

Weighted number of shares outstanding
Basic	313,845,887	243,707,386
Diluted **	315,396,031	243,707,386

* Antidilutive
** Adjusted for the effect of dilutive stock options

See accompanying notes to condensed consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of shareholders’ equity and comprehensive income (loss)
Three-month period ended June 30, 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

								Retained	Accumulated
	Common stock		Treasury stock		Common stock		Additional	earnings	other	Non	Total
					warrants		paid-in	(accumulated	comprehensive	controlling	shareholders
	shares	amount	shares	amount	number	amount	capital	loss)	income (loss)	interest	equity
Balances at March 31, 2009	328,284,884	1,945,741	343,139	(1,979)	55,000,000	25,273	167,610	(146,099)	(280,888)	13,338	1,722,996

Acquisition of Teaçu	-	-	-	-	-	-	60,009	-	-	68,285	128,294
Issuance of common shares in business combination	44,300,389	169,553	-	-	-	-	123,557	-	-	(62,476)	230,634
Share based compensation	-	-	-	-	-	-	1,714	-	-	-	1,715
Pension plan	-	-	-	-	-	-	-	-	(42)	-	(42)
Net income	-	-	-	-	-	-	-	185,014	-	(3,737)	181,277
Currency translation adjustment	-	-	-	-	-	-	-	-	340,011	4,752	344,763
Total comprehensive income											526,040

Balances at June 30, 2009	372,585,273	2,115,294	343,139	(1,979)	55,000,000	25,273	352,890	38,915	59,082	20,162	2,609,637

See accompanying notes to condensed consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of cash flows
Three-month period ended June 30, 2009 and July 31, 2008
(In thousands of U.S. dollars)
(Unaudited)

	June 30,	July 31,
	2009	2008
Cash flow from operating activities
Net (loss) income for the year attributable to Cosan	185,014	(49,431)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	100,134	110,235
Deferred income and social contribution taxes	65,989	(31,575)
Interest, monetary and exchange variation	(136,300)	(14,763)
Others	(31,095)	9,770

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	56,541	63,926
Inventories	88,423	(213,951)
Advances to suppliers	(38,804)	(16,815)
Taxes recoverable	5,326	5,225
Trade accounts payable	24,065	89,763
Derivative financial instruments	(16,246)	11,340
Taxes payable	(29,270)	(7,948)
Other assets and liabilities, net	24,784	10,975
Net cash provided by (used in) operating activities	298,561	(33,249)

Cash flows from investing activities:
Restricted cash	(14,516)	109
Marketable securities	-	256,342
Cash received from sales of noncurrent assets	60,325	-
Acquisition of investment	(2,050)	-
Acquisition of property, plant and equipment	(226,994)	(169,295)
Acquisitions, net of cash acquired	32,045	808
Net cash provided by (used in) investing activities	(151,190)	87,964

Cash flows from financing activities:
Related parties	(62,184)	-
Additions of long-term debts	88,593	-
Payments of long-term debts	(65,510)	(39,844)
Net cash provided by financing activities	(39,101)	(39,844)
Effect of exchange rate changes on cash and
cash equivalents	59,048	3,877
Net increase (decrease) in cash and cash equivalents	167,318	18,748
Cash and cash equivalents at beginning of period	310,710	38,832
Cash and cash equivalents at end of period	478,028	57,580

Supplemental cash flow information
Cash paid during the year for:
Interest	22,063	34,709
Income taxes	18,287	-

See accompanying notes to condensed consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan holding a 60.7% interest therein as of June 30, 2009 (69% as of March 31, 2009). The change in interest was related to the issuance of shares for the acquisition of Curupay S.A. Participações (Note 3). The class “A” common shares of Cosan Limited are traded in the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, and the marketing and distribution of fuel and lubricants in Brazil.

On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the outstanding shares of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition. On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the modification of the end of its fiscal year from April 30 to March 31 of each year. Therefore the income statement and cash flow information presented in these financial statements lack comparison to the prior period represented by the three-month period ended July 31, 2008.

On August 28, 2008, the Company announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). Pursuant to a subscription agreement, the parties have committed to an additional capital contribution equal to the U.S. dollar equivalent of the Brazilian real amounts initially contributed, which will be undertaken when the initial capital contribution is approximately 50% invested.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations (Continued)

On April 09, 2009, the Company entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 3.

 On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan sold its equity interest in Jacta Participações S.A. (“Jacta”), a distributor of aviation fuel that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$59,234 cash. The results of operations of Jacta were recorded in the fuel distribution segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain net of taxes of US$19,150.

On June 18, 2009, the Company entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Nova América S.A. Agroenergia (“Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 3.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended June 30, 2009, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

These financial statements should be read in conjunction with Cosan`s annual financial statements for the fiscal year ended March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

a.	Basis of reporting for interim financial statements (Continued)

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.9516=US$ 1.00 at June 30, 2009 and R$2.3152=US$1.00 at March 31, 2009.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 165, Subsequent Events, which established general accounting standards and disclosure for subsequent events. The Company adopted SFAS No. 165 during the quarter ended June 30, 2009. In accordance with SFAS No. 165, the Company has evaluated subsequent events through August 20, 2009, the date the financial statements were issued on.

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	Recently issued accounting standards

Noncontrolling Interests

Effective April 1, 2009, the Company adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Noncontrolling Interests” in the accompanying condensed consolidated balance sheets and statement of changes in equity.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

Noncontrolling Interests (Continued)

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the accompanying condensed consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by SFAS No. 160.

New Accounting Pronouncements

The following accounting standards have been issued, but as of June 30, 2009 are not yet effective and have not been adopted by the Company.

SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS No. 166”)

In June 2009, the FASB issued SFAS No. 166, which removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. SFAS No. 166 also removes the exception from applying FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), to QSPEs. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009, or January 1, 2010 for Cosan. The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

New Accounting Pronouncements (Continued)

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”)

In June 2009, the FASB issued SFAS No. 167, which amends FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required under FASB Staff Position (“FSP”) SFAS 140-4 and FIN 46(R), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.  The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

SFAS No. 168, FASB Codification and the Hierarchy of GAAP (“SFAS No. 168”)

In June 2009, the FASB issued SFAS No. 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative guidance recognized by the FASB. Under the Codification, all guidance carries an equal level of authority. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009, or the quarter ending September 30, 2009 for Cosan.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions

a. Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A. Indústria e Comércio, through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $150,501, which consisted of the following:

Cash	52,985
Common stock at estimated fair value	97,516
Total	150,501

The fair value of the 90,736,131 common shares issued was provisionally determined at the acquisition date and is being reviewed by our advisors in order to finalize the purchase price.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

a. Teaçu Armazéns Gerais S.A. (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of obtaining third-party valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, goodwill and deferred income tax assets are subject to change.

Description
Property, plant and equipment	40,224
Inventories	973
Other assets	29,012
Long-term debt including current installments	(18,780)
Trade accounts payable	(361)
Estimated liability for legal proceedings and labor claims	(976)
Other liabilities	(1,922)
Net assets acquired	48,170
Provisional purchase price, net of cash acquired	150,222
Goodwill	102,052

The provisional goodwill of $102,052 arising from the acquisition, which will be substantially deductible for tax purposes, consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu.  The provisional goodwill was assigned to the sugar segment.

The amounts of Teaçu’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the quarter ended July 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings
Actual from April 9, 2009 – June 30, 2009 (*)	8,217	1,713
Supplemental pro forma from May 1, 2008 – July 31, 2008	400,266	(50,883)

(*) Revenues and earning represent the full quarter ended June 30, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

b. Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 ordinary shares valued at $7.25 per share (market value at the acquisition date) and a total purchase price of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity.

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América.  These amounts are preliminary as third-party valuations of certain intangible assets, fixed assets and other assets and liabilities are currently in process.

Description
Property, plant and equipment	370,651
Noncontrolling interest in Novo Rumo	62,476
Inventories	63,572
Account receivables	62,377
Other assets	251,267
Long-term debt including current installments	(606,118)
Trade accounts payable	(81,563)
Related parties	(16,591)
Estimated liability for legal proceedings and labor claims	(7,009)
Taxes and contributions payable	(28,821)
Other liabilities	(66,155)
Net assets acquired	4,086
Purchase price, net of cash acquired	294,605
Goodwill	290,519

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

b. Curupay S.A. Participações (Continued)

The provisional goodwill of $290,519 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the ethanol and sugar operations of Cosan S.A. and Nova America.  US$207,285 of the provisional goodwill was assigned to the sugar segment and US$83,234 was assigned to the ethanol segment.

The amounts of Nova America’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the quarter ended July 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings
Actual from June 18, 2009 – June 30, 2009	42,256	845
Supplemental pro forma from April 1, 2009 – June 30, 2009	1,813,213	179,136
Supplemental pro forma from May 1, 2008 – July 31, 2008	570,531	(61,137)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

4.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Commodities derivatives
Future contracts:
Purchase Commitments	20,612	61	1,984	(4)
Sell commitments	132,578	182,943	(14,247)	4,163
Swap agreements	5,968	-	602	-

Options:
Purchased	133,936	-	14,826	-
Written	253,506	64,366	(35,100)	(2,906)

Foreign exchange derivatives
Forward contracts:
Purchase Commitments	50,328	-	164	-
Sale commitments	725,318	184,653	2,319	(23,035)
Swap agreements	292,427	246,501	(1,306)	(2,949)

Future contracts:
Sale commitments	121,444	372,230	7,888	3,189

Options
Purchased	275,735	-	16,586	-

Total assets			44,369	7,352
Total liabilities			(50,653)	(28,894)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Inventories

	June 30, 2009	March 31, 2009
Finished goods:
Sugar	139,308	47,195
Ethanol	76,129	86,809
Lubricants	35,385	38,852
Fuel (Gasoline, Diesel and Ethanol)	79,636	74,582
Others	3,351	6,674
	333,809	254,112
Annual maintenance cost of growing crops	170,718	167,576
Others	84,694	56,105
	589,221	477,793

6.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	June 30, 2009	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	3.95%	255,246	213,314
	Corn price	12.50%	66	56
Senior notes due 2009	US Dollar	9.0%	36,422	37,343
Senior notes due 2017	US Dollar	7.0%	411,589	404,589
IFC	US Dollar	7.44%	50,637	49,379
Perpetual notes	US Dollar	8.25%	455,303	455,304
BNDES	TJLP	2.61%	184,521	99,561
Promissory notes	DI	3.00%	613,941	501,888
Note export credit	DI	3.90%	175,869	-
Debentures	DI	3.30%	80,841	-
Credit notes	DI	5.60%	111,092	-
Pre-payments	US Dollar	2,00%	62,171	-
Others	Various	Various	239,205	115,820
			2,676,903	1,877,254
Current portion			(581,199)	(630,260)
Long-term debt			2,095,704	1,246,994

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Long-term debt has the following scheduled maturities:

2011	689,192
2012	72,965
2013	54,431
2014	22,961
2015	23,937
2016	18,564
2017	418,075
2018 and thereafter	795,579
2,095,704

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of June 30, 2009 and March 31, 2009 amounted to US$91,717 and US$113,877, respectively, and are classified as Other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Usina da Barra.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$613,941. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On June 25, 2009 the Company signed a Stand-by Facility, which extended the maturity date from November 12, 2009 to November 12, 2010. Management intends to pay US$161,150 before November 12, 2009.  Therefore, the remaining balance of US$452,791 was reclassified to long term debt as management intends to utilize the stand by facility to settle this remaining balance on a long-term basis.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Promissory Notes (Continued)

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

-     net debt/EBTIDA ratio must be less than 3.5 to 1;
-     current asset/current liability ratio equal or higher than 1.3; and
-     long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At June 30, 2009, Cosan was in compliance with all debt covenants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Related parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The income statement includes the following amounts resulting from transactions with related parties:

	June 30, 2009	March 31, 2009
Transactions involving assets
Cash received due to the sale of finished products and assets and services held, net of payments	(38,781)	(242,320)
Sale of finished products and services	146,986	122,381
Purchase of finished products and services	(146,986)	-
Sale of finished products and services in a subsidiary	35,386	-
Sale of real estate (land)	-	13,967
Sale of interest in a subsidiary (Note 11)	-	123,649
Added through acquisition of Nova América (Note 3)	71,061	-

Transactions involving liabilities
Payment of financial resources, net of funding	(1,809)	-
Due to Cosan Limited	-	178,455
Financial income	(30,885)	1,478
Other	-	(2,700)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

In addition, at March 31, 2009, the Company and its subsidiary Usina da Barra leased 35,000 hectares (unaudited) of land (37,599 hectares (unaudited) in 2008) from related companies under the same control as Cosan. These leases are carried out on an arm’s length basis, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

A receivable of US$82,255 with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Nova América and intercompany loans at the interest rate equivalent to 100% of CDI.

During the quarter the Company executed lease contracts with Radar to formalize land leases that were already in existence, with an average lease term of 19 years. Total lease expense in the quarter was US$1,984.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments

	June 30, 2009	March 31, 2009
Tax contingencies	527,337	430,342
Civil and labor contingencies	80,210	67,306
	607,547	497,648

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to US$90,743 at June 30, 2009 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

The major tax contingencies as of June 30, 2009 and March 31, 2009 are described as follows:

	June 30, 2009	March 31, 2009
Credit premium – IPI	139,988	116,256
PIS and Cofins	75,053	62,556
IPI credits	48,067	40,049
Contribution to IAA	43,894	36,672
IPI – Federal VAT	28,348	23,626
ICMS credits	24,508	19,966
Compensation with Finsocial	85,171	70,693
Other	82,308	60,524
	527,337	430,342

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

On May 27, 2009, the paragraph 1st and 3rd of Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company is evaluating its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins. Once the absence of errors or flaws in the ongoing demands is confirmed, the Company will revaluate the maintenance of the provision for the respective legal obligations in its financial statements.

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	June 30, 2009	March 31, 2009
IPI Premium Credit (RP 67/98)	81,524	68,039
Withholding Income Tax	83,521	69,730
ICMS – State VAT	92,065	77,052
IAA - Sugar and Ethanol Institute	37,692	31,610
IPI - Federal Value-added tax	71,724	32,683
INSS	1,076	795
PIS and COFINS	29,094	15,529
Civil and labor	119,600	94,599
Other	58,642	34,851
	574,938	424,888

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at June 30, 2009.

At June 30, 2009, these amounts totaled US$167,267 and US$20,072 (US$139,700 and US$16,764 at March 31, 2009), corresponding to related suit and lawyers’ fees, respectively.

9.	Income taxes

The Company and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2003. Additionally, Cosan has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2008.

Cosan accounts for unrecognized tax benefits in accordance with FASB Interpretation No. 48 Accounting for Uncertainly in Income Taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows

Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	952
Effect of foreign currency translation	10,060
Balance at June 30, 2009 (*)	65,007
(*) Recorded as taxes payable (non-current)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Income taxes (Continued)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

10.	Shareholders’ equity

On September 19, 2008, the board of directors approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each. The subscribers of each new share also received one Subscription Warrant (Warrant) which resulted in 55,000,000 Warrants being issued. Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Warrants issued permit the holders to purchase 33,000,000 shares.  The Warrants are valid from their issue date to December 31, 2009. The exercise price of each amount of Warrants which totals one share is US$8.29 per share. As of June 30, 2009, Warrants to purchase 33,000,000 shares of Common stock at US$8.29 per share were outstanding and expire on December 31, 2009.

October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This increased their ownership percentage from 62.81% to 69.05% of the Company’s capital.

On March 6, 2009, the Board of Directors approved a capital increase of US$1,945 through issuance of 736,852 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Shareholders’ equity (Continued)

On June 18, 2009, the shareholders approved a capital increase of US$169,533 through the issuance of 44,300,389 new common shares, with no par value, for purposes of the acquisition of Curupay. As part of this acquisition Cosan acquired noncontrolling interest at Novo Rumo in the amount of US$62,476, which has been accounted for as an equity transaction, with a dilution of noncontrolling interest. (Note 3).

As of June 30, 2009, the Company’s capital is represented by 372,585,273 registered book-entry common shares (328,284,884 as of March 31, 2009), with no par value.

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  During the current period the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases.

During the three-month period ended June 30, 2009, the Company has amortized a gain of US$812 related to this sale-leaseback transaction.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.13	3.13
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	6.32	9.32

As of June 30, 2009, the amount of US$3,330 related to the unrecognized compensation cost related to stock options is expected to be recognized in 15 months. Cosan currently has 343,139 common shares in treasury.

As of June 30, 2009 there were 1,470,832 options outstanding with a weighted-average exercise price of US$3.13.

13.	Fair value measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Fair value measurements (Continued)

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at June 30, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	14,826	29,543	44,369
Total	14,826	29,543	44,369

Liabilities
Derivatives	35,100	15,553	50,653
Total	35,100	15,553	50,653

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol, lubricants and aviation fuel as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary of Cosan S.A.. We evaluate segment performance based on information generated from the statutory accounting records.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

a.  Segment information (Continued)

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	June 30, 2009	July 31, 2008
Net sales — Brazilian GAAP
Sugar	313,887	216,973
Ethanol	220,260	148,884
Fuel distribution	1,137,569	-
Others	47,716	27,941
Total	1,719,432	393,798

Reconciling items to U.S. GAAP
Sugar	1,026	224
Fuel distribution	(188)	-
Total	838	224
Total net sales	1,720,270	394,022

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

a.  Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	June 30, 2009	July 31, 2008
Segment operating income (loss) – Brazilian GAAP
Sugar	(1,642)	(56,798)
Ethanol	(1,208)	(38,974)
Fuel distribution	36,781	-
Others	(266)	(7,314)
Operating income (loss) — Brazilian GAAP	33,665	(103,086)

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	(9,839)	5,580
Ethanol	(7,244)	3,828
Fuel distribution	(959)	-
Others	(1,597)	718
	(19,639)	10,126

Other adjustments
Sugar	(4,917)	182
Ethanol	(3,620)	(28)
Fuel distribution	45,226	-
Others	(803)	(5)
Total sugar	(16,398)	(51,036)
Total ethanol	(12,072)	(35,174)
Fuel distribution	81,048	-
Total others	(2,666)	(6,601)
Operating income (loss) — U.S. GAAP	49,912	(92,811)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

b.  Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the three-month period ended June 30, 2009 and July 31, 2008 as a percentage of either domestic or international sales of sugar:

Market	Customer	June 30, 2009	July 31, 2008
International	Sucres et Denrées	33%	13%
	Cargill International S.A.	13%	-
	Coimex Trading Ltd	8%	4%
	Ceval International Limited	6%	-
	Fluxo - Cane Overseas Ltd	5%	34%
	Tate & Lyle International	5%	9%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the three-month period ended June 30, 2009 and July 31, 2008 as a percentage of either domestic or international sales of ethanol:

Market	Customer	June 30, 2009	July 31, 2008
International	Kolmar Petrochemicals	9%	-
	Morgan Stanley Capital Group Inc.	8%	9%
	Vertical UK LLP	7%	10%
	Sekab Biofuels & Chemicals	3%	3%
	Vitol Inc.	-	5%
	Bauche Energy S.A.	-	2%

Domestic	Shell Brasil Ltda.	18%	21%
	Petrobrás Distribuidora S.A.	13%	8%
	Euro Petróleo do Brasil Ltda.	8%	13%
	Cia Brasileira de Petróleo Ipiranga	7%	4%
	Alesat Combustíveis S.A.	5%	4%

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the three-month period ended June 30, 2009 as a percentage of either domestic or international sales of fuel distribution:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

b.  Sales by principal customers (Continued)

Fuel distribution

Market	Customer	June 30, 2009	July 31, 2008
Domestic	Tam Linhas Aéreas S.A.	2.2%	-
	All – América Latina Logística Malha Sul S.A.	2.0%	-
	Mime Distribuidora de Petróleo Ltda.	1.6%	-
	Auto Posto Túlio Ltda.	1.2%	-
	Posto Iccar Ltda.	0.6%	-

15.	Subsequent events

Capital increase

In the meeting of the Board of Directors held on July 15, 2009, the shareholders unanimously approved a capital increase of R$708 through the issuance of 224,819 new registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such option by the eligible executives, at the issuance price of R$3.15 by share, set on the terms of the stock option plan. In connection with the issuance of the new shares, the Company’s capital comprised 372,810,092 registered uncertificated common shares with no par value.

Senior Notes due in 2014

On August 4, 2009 the subsidiary CCL Finance Limited issued Senior Notes in the foreign market in accordance with “Regulations S and 144A” for US$350,000, which are subject to interest of 9.5% p.a. The notes are guaranteed by Cosan CL.